DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 18, 2011

VIA COURIER

Sonia Barros, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010 CF/AD8
Washington, D.C. 20549

Re:
Behringer Harvard Opportunity REIT II, Inc. (the "Company")
Post-Effective Amendment No. 14 to Form S-11
Commission File No. 333-140887

Dear Ms. Barros:

        Attached is a courtesy copy of the above-referenced filing. The Company is filing this post-effective amendment pursuant to Section 10(a)(3) of the Securities Act.

        This post-effective amendment includes a quarterly supplement that presents, among other items, (i) summary information with respect to the Company's portfolio; (ii) selected financial data and operating data; (iii) information with respect to distributions, dilution and the Company's share redemption program; (iv) information with respect to fees earned by and expenses reimbursable to the Company's advisor and dealer manager; and (v) updated 2010 financial information.

        If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,
/s/ ROBERT H. BERGDOLT Robert H. Bergdolt Partner